March 3, 2000


VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:   TIP Funds - CIK No. 0001006783
      Request for Withdrawal of Registration Statement
      on Form N-14; File No. 333-74183
      ------------------------------------------------


Dear Ladies and Gentlemen:

On behalf of our client, TIP Funds (the "Trust"), and pursuant to an SEC request, we are refiling our request (filed April 5, 1999, Accession No. 0000950115-99-000501) that the Registration Statement on Form N-14 (Accession No. 0000950115-99-000339) filed on March 10, 1999, be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

The combined Prospectus/Proxy Statement contained in the above referenced filing relates to the Reorganization of Alpha Select Funds (formerly, TIP Institutional Funds) Turner Short Duration Government Funds - One Year Portfolio into the Turner Core High Quality Fixed Income Fund of TIP Funds (the "Transaction"). At a meeting held on March 29, 1999, the Board of Trustees of the Trust voted to terminate the reorganization agreement relating to the Transaction, and to withdraw the registration statement referenced herein.

Please contact me at (215) 963-5276 with your questions or comments.


Sincerely,

/s/James W. Jennings
----------------------
James W. Jennings
Secretary of the Trust

cc: Randolph Koch